FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-10378

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures
Exhibit Index
EX-99.1 MATERIALS MADE AVAILABLE TO MINORITY SHAREHOLDERS OF HOECHST AG

On November 11, 2004, Aventis made available to the shareholders of Hoechst AG, a subsidiary of which Aventis holds approximately 98% of the share capital, the German language originals of the materials attached hereto as Exhibit 99.1, relating to the proposed transfer of the shares of the minority shareholders of Hoechst AG to Aventis in return for payment of appropriate cash compensation. As required under applicable German law, these materials include: (1) the Report of Aventis as the principal shareholder of Hoechst AG; (2) the Report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft concerning the audit of the appropriateness of the cash compensation; (3) the Draft transfer resolution; and (4) the Bank guarantee of BNP Paribas S.A. Frankfurt am Main branch office. Exhibit 99.1 is incorporated herein by reference.

The materials attached hereto as Exhibit 99.1 are a free translation of the German language document and are provided for information purposes only. Only the original German language document shall govern with respect to the matters described therein.

The materials attached hereto as Exhibit 99.1 contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “plans,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Aventis and Sanofi-Aventis believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Aventis and Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, in addition to the risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis and Aventis, including those listed under “Forward-Looking Statements” and “Risk Factors” in Sanofi-Aventis’s annual report on Form 20-F for the year ended December 31, 2003 and those listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003, could cause actual results to differ materially from those described in forward-looking statements: the success of the Sanofi-Aventis Group’s research and development programs, the ability of Sanofi-Aventis to successfully market its products and protect its intellectual property rights, the outcome of pending and any future litigation and the timing and extent of synergies realized as a result of the combination of Sanofi-Aventis and Aventis. Other than as required by applicable law, Aventis does not undertake any obligation to update or revise any forward-looking information or statements.

In particular, the materials attached hereto as Exhibit 99.1, including without limitation the Valuation Appraisal Report of BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft Frankfurt am Main, which appears at pages 47 to 148 of Exhibit 99.1, include projections with respect to the future earnings and dividend distributions of Hoechst AG and/or companies in which Hoechst AG owns a direct or indirect interest. Such projections were prepared for the purpose of permitting the valuation of the non-par value bearer shares of Hoechst under applicable German law and practice and were not primarily prepared with a view to public disclosure or compliance with published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding projections. None of Aventis, Sanofi-Aventis or their respective affiliates or representatives assume any responsibility for the projections for any other purpose or as predictions of future events or results. While presented with numeric specificity, the projections reflect numerous assumptions made by the managements of Hoechst AG and/or the companies in which Hoechst AG owns a direct or indirect interest with respect to industry performance and competition, general business, economic, market and financial conditions and other factors, all of which are difficult to predict and many of which are beyond the control of Sanofi-Aventis, Aventis, Hoechst AG and their respective affiliates. For these reasons, the inclusion of the projections in the documentation attached hereto as Exhibit 99.1 should not be regarded as an indication that Sanofi-Aventis, Aventis, Hoechst AG or any of their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events or financial results, and the projections should not be relied upon as such. Actual results may be higher or lower those estimated and projected. In general, other than short-term guidance with respect to the current financial year, Sanofi-Aventis, Aventis and Hoechst do not publish their respective business plans or make external disclosures regarding their respective projected financial position or results of operations. Accordingly, Sanofi-Aventis, Aventis and Hoechst do not intend to, and specifically decline any obligation (other than any obligation imposed by applicable law) to, update or otherwise revise the projections included in Exhibit 99.1 to reflect circumstances existing subsequent to their preparation or to reflect the occurrence of subsequent, unanticipated events, even if any or all of the assumptions underlying the projections are shown to be inaccurate, including, without limitation, assumptions with respect to general economic or industry conditions. Except to the extent set forth in Exhibit 99.1, neither the statutory auditors of Sanofi-Aventis or the statutory auditors of Aventis, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information included in the projections included in Exhibit 99.1, nor have they expressed any opinion or other form of assurance on this information or the achievability of the projections.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Materials made available to minority shareholders of Hoechst AG relating to the proposed transfer of the shares of the minority shareholders of Hoechst AG to Aventis

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: November 15, 2004	By:	/s/ Jean-Claude Leroy
		Name:	Jean-Claude Leroy
		Title:	Member of the Management Board and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Materials made available to minority shareholders of Hoechst AG relating to the proposed transfer of the shares of the minority shareholders of Hoechst AG to Aventis